

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Mehesh Karande
Chief Financial Officer
Omega Therapeutics, Inc.
20 Acorn Park Dive
Cambridge, MA 02140

> **Re: Omega Therapeutics, Inc.**
> **Amended Draft Registration Statement on Form S-1**
> **Filed June 22, 2021**
> **CIK No. 0001850838**

Dear Mr. Karande:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 22, 2021

Certain Definitions, page iii

1. We note your response to comment three, however Rule 421(b)(3) indicates that you should not rely on a glossary as the primary means of explaining information presented in your prospectus. Please revise to ensure the acronyms referencing disease conditions are clear from the context the first time they are referenced.

Hepatocellular Carcinoma, page 129

2. The graphic under the heading "OTX-2002 reduced viability of HCC cancer cells but not healthy human liver cells (*in vitro*)" at the top of page 130 contains text that is illegible. Please revise accordingly.

You may contact David Burton at 202-551-3626 or Kevin Vaughn at 202-551-3494 if

Mehesh Karande
Omega Therapeutics, Inc.
July 7, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences